3rd quarter report for the 9 months
ended September 30, 2008

3rd quarter report 2008

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
(all figures below and in the attached schedules are stated in U.S. Dollars, unless otherwise stated)

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the Company’s unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2008.

The following Management Discussion and Analysis dated November 24, 2008 should be read in conjunction with the Company’s consolidated financial statements for the nine months ended September 30, 2008, as well as reference to previously filed Management Discussions and Analysis, previously filed annual reports and forward-looking statements contained within this report.

Overview

Based in Vaughan, Ontario, Clearly Canadian Beverage Corporation, operating under the name Clearly Canadian Brands, markets premium alternative beverages, including Clearly Canadian® sparkling flavoured waters and Clearly Canadian dailyEnergy, dailyVitamin and dailyHydration Natural Enhanced Waters which are distributed primarily in the United States and Canada. Since its inception, the Clearly Canadian brand has sold over 2 billion bottles worldwide. Clearly Canadian’s 2007 acquisitions of DMR Food Corporation and My Organic Baby Inc. marked the Company’s debut into organic and natural snack products and organic baby food, with a wide range of dried fruit and nut snacks offerings from SunRridge Farms, Naturalife, Sweet Selections, Simply by Nature, Glengrove Organics brands, and wide range of organic baby products for toddlers under the name My Organic Baby and My Organic Toddler. We believe that the health focussed nature of our beverage, healthy snack and organic baby product lines complement each other and will provide opportunities for synergy in marketing and distribution in the future.

Over the past many years, our beverage business has been in decline due to the highly competitive nature of the beverage industry. In 2008, the Company’s beverage products division has been undergoing significant redevelopment in order to compete in the highly competitive beverage industry. Specifically, the Company is seeking to transform its reliance on selling its well known brand of Clearly Canadian sparkling flavoured waters in single serve glass format to selling it in various PET packages using strategically located beverage production partners, such as the Cott Corporation. The changes, which are expected to roll out in the 1st quarter of 2009, are intended to increase the Company’s use of the production infrastructure of larger beverage companies, decrease shipping expenses and offer retailers a product which is more marketable to the mass consumer market. While we believe this initiative will result in renewed growth in our beverage business, it is too early to make any trend predictions with respect to sales.

Modification of Senior Convertible Notes Payable

In September 2007, we completed a $9.36 million senior debt financing (the “Financing”) from institutional investors through the sale of senior convertible notes (the “Senior Convertible Notes”) and the issuance of five-year share purchase warrants to purchase 4,017,162 common shares (the “Series E Warrants” and the “Series F Warrants”). The 2,008,581 Series E Warrants were exercisable at an initial exercise price of $2.33 per share (subject to future adjustment) and the 2,008,581 Series F warrants were exercisable at an initial exercise price of $2.56 per share (subject to future adjustment). In addition, the Company issued 500,000 share purchase warrants to a placement agent on the same terms as the Series E Warrants (the “Placement Warrants”).

The primary features of the Senior Convertible Notes were (i) interest at 9% per annum for years 1-3 and at 18% per annum for years 4 and after, payable monthly in cash or, subject to volume and ownership limitations and in our discretion, common shares based on a 10% discount to the then-market price, (ii) convertible at any time by the holders at the conversion price (initially $2.33 per share, subject to future adjustment), (iii) during years 1-2, provided the market price of our common shares is double the conversion price, we can, subject to volume and ownership limitations, call the Senior Convertible Notes (iv) in year 3 and beyond, we can, subject to volume and ownership limitations, force conversion of the Senior Convertible Notes at the lower of the initial conversion price or at a 15% discount to the then-market price and so long as we are converting the Senior Convertible Notes, the interest rate remains at 9% and (v) in year 4 and beyond the Senior Convertible Notes can be called by the note holders.

3rd quarter report 2008

The Senior Convertible Notes and associated warrants carry a full ratchet anti-dilution provision. If we issue any convertible or equity securities at any time in the future (subject to certain exceptions including stock option grants and issuances in connection with certain acquisition transactions) at a price less than the applicable conversion price or exercise price, then the conversion price and exercise price will be automatically adjusted down to that lesser price. Any such adjustment will further dilute our shareholders.

The Company and the holders of the Senior Convertible Notes were involved in a dispute) as to whether the full-ratchet anti-dilution provision had been triggered and whether the Company was obligated to adjust the conversion price of the Senior Convertible Notes and the exercise price of the Series E and Series F Warrants to $0.46 per share.

Effective August 1, 2008, the Company settled this dispute by entering into a Consent, Waiver and Amendment agreement with the holders of the Senior Convertible Notes. The primary features of this agreement are (i) the conversion price of the Senior Convertible Notes has been reduced to $1.75 per share, (ii) in the event the trading price of the Company’s common shares is lower than $1.75 as of July 31, 2009, the conversion price with respect to 33% of the unconverted principal amount of the Senior Convertible Notes as of July 31, 2009 (less any amounts called by a third-party option holder in the previous 12 months) will be further reduced to the then current trading price of our common shares, (iii), in the event the trading price of the Company’s common shares is lower than $1.75 as of July 31, 2010 the conversion price with respect to 33% of 67% of the Senior Convertible Notes as of July 31, 2010 (less any amounts called by a third-party option holder in the previous 12 months) will be further reduced to the then current trading price of our Common shares, (iv) the exercise price of the Series E, Series F and Placement Warrants has been changed to $1.75 (resulting in a pro rata increase in the number of common shares issuable under the Warrants to 5,612,549 common shares from 4,017,162 common shares, (v) the maturity date of the Senior Convertible Notes was changed to September 26, 2011 from September 26, 2027, which may be extended in certain circumstances by the holders of the Senior Convertible Notes, (vi) the anti-dilution provisions of the Senior Convertible Notes are no longer triggered if the Company pays interest in common shares to the holders of the Vendor Notes, (vii) the Company’s obligation to register the common shares underlying the Senior Convertible Notes and the Series E, Series F and Placement Warrants has been suspended, provided that the holders of the Senior Convertible Notes are permitted to sell their securities pursuant to SEC Rule 144 (viii) all accrued and unpaid penalties (described in previous Company filings) related to the said registration of the common shares have been waived, (ix) the Company is permitted to amend the Vendor Notes to incorporate the changes made in this agreement.

The book value of the debt portion of the Senior compound instrument has not changed as this modification does not meet the test for recognition as an extinguishment and reissue of the financial liability component. The amended conversion option and the amended warrants were revalued using the Black-Scholes method adapted for dilution, with assumptions as to volatility of 73%, interest rate of 2.75%, credit risk spread of 15.1%, and dividend yield of nil. The fair value of the conversion option was estimated to have increased by $ 1,398,000 as the result of the August 1, 2008 settlement, and the fair value of the warrants was estimated to have decreased by $ 746,000. Contributed surplus was adjusted accordingly with respect to these equity features. A net loss of $ 657,000 was charged to operations as a separate line item in the three months ended September 30, 2008 with respect to the modification of these equity instruments.

Concurrently, the embedded derivative call option was written off to its Nil fair value by a charge to operations of $1,446,000 in the three months ended September 30, 2008.

Goodwill and Intangible Assets Written Off

The Company in the period determined that on the basis of realized and revised forecasts of cash flows from its DMR Food Corp and My Organic Baby Inc. segments that the carrying value of intangible assets and goodwill recorded on acquisition of these businesses was impaired. The remaining net book value of these assets were written down to their estimated fair value of Nil at September 30, 2008 by separate line item charges to operations in the period of $4,605,000 for write down of intangible assets and $1,616,000 for write down of goodwill.

3rd quarter report 2008

During the three months and nine months ended September 30, 2008, the Company has recorded amortization intangible assets including supplier and distributor relationships, trade secrets, trademarks and non compete agreements totaling $186,000 and $821,000 respectively. The total of the impairment and regular amortization charges relate as to $1,982,000 to the Snack products segment and $3,444,000 to the Organic Baby Food products segment.

The total impairment charge related to goodwill in the period consisted of $348,000 to the Snack products segment and $1,268,000 to the Organic Baby Food products segment.

Acquisitions

The company will not be proceeding with the acquisitions in its previously announced letters on intent with Sarasam Food Corp. and Crofters Foods Ltd. in order to focus on the new beverage launch.

Working Capital

For the nine months ended September 30, 2008, we have cash on hand of approximately $2,133,000 (compared to $10,080,000 at the end of September 30, 2007 which was a result of financings completed in 2007). We anticipate that it is likely we will continue to have a negative cash flow from operations for the balance of 2008 and into 2009. In addition any major marketing initiatives we may undertake will also increase our cash requirements. Accordingly, management may be required to seek additional financing from the sale of common shares which could result in dilution to existing shareholders.

Operating Results

Three months ended September 30, 2008 (“Q3-2008”) compared with three months ended September 30, 2007 (“Q3-2007”)

Sales were $2,285,000 for the three months ended September 30, 2008 compared with $3,312,000 for the three months ended September 30, 2007, a decrease of 31% or $1,027,000. Compared to Q3-2007, sales from our healthy snack division increased by $179,000 while sales from our organic baby food division decreased by $405,000. We expect sales in the baby food division to increase in the 4th quarter due to increased orders from a large national store. Sales from our beverage division saw a comparative quarterly decrease of $801,000. The Company, during the 3rd quarter of 2008, was actively transitioning its beverage sales model, including reducing its reliance on the sale of glass products and reducing its sales force. The new model is intended to introduce our sparkling flavoured waters in various PET formats and to utilize the production infrastructure of larger beverage companies, such as Cott Corporation. As a result, the Company’s beverage sales decreased as its inventory of glass products decreased. The Company expects to launch the new beverage model in the 1st quarter of 2009.

Cost of sales expenses were $2,859,000 for Q3-2008 compared with $2,778,000 for Q3-2007, an increase of $81,000. Gross margin, being the difference between gross sales and product costs was a negative $574,000 (-25%) for Q3-2008 compared with a positive gross margin of $534,000 (+16%) for Q3-2007, a reduction of $1,108,000. The decrease in gross margin is attributable to various factors. First, all business units are experiencing higher costs of commodities and raw materials as well as significant increases in fuel surcharges resulting in increases in costs of good sold. We are working on various strategies to decrease our product costs which will return the company to a positive gross profit. Over the next several fiscal quarters, the Company will be actively seeking means to increase its gross profit margins on its healthy snack and organic baby food divisions, our beverage division took an adjustment in the 3rd quarter of 2008 in the amount of $730,000 relating to a write down of expired inventory. With the new beverage model going forward inventory will be produced based on actual sales orders by Cott Corporation.

Selling, general and administrative expenses were $358,000 for Q3-2008 compared with $2,444,000 for Q3-2007, a decrease of $2,086,000. The line item “Selling general and administrative “ comprises the major expense grouping shown in the table below, for Q3-2008 compared with Q3-2007:

3rd quarter report 2008

	Three months ended Sept 30 2008	Three months ended Sept 30 2007	Increase (Decrease)
Remuneration and payroll cost	(714,153)	$1,031,603	(1,745,756)
Marketing programs and retail support	357,740	440,597	(82,857)
Professional fees	69,199	92,855	(23,656)
Investor relations	304,409	412,880	(108,471)
Insurance	46,025	52,337	(6,312)
Product Development	23,048	136,056	(113,008)
Other general and administrative	271,732	277,672	(5,940)

Total Selling, General & Administrative expenses	$358,000	$2,444,000	(2,086,000)

Remuneration and payroll costs decreased by $1,746,000 in Q3-2008 compared to Q3-2007. This decrease is primarily due to stock compensation expense for Q3-2007 being $329,000 while for Q3-2008 the company recorded a recovery of $1,086,000. The recovery in Q3-2008 is due to the revaluation of options granted to non-employees in 2007 after a review of their terms. The variance in non-cash stock option expense between Q3-2008 and Q3-2007 accounts for $1,415,000 of the overall $1,746,000 decrease. The remaining decrease of $331,000 was due to reduction in staff by combining management and administration of all three divisions in Vaughan, Ontario.

The decrease of $83,000 in marketing programs and retail support expenses in Q3-2008 compared to Q3-2007 was a result of fewer promotions in the healthy snack food and organic baby products business units.

The decrease of $108,000 in investor relations costs in Q3-2008 compared to Q3-2007 relates to a planned decrease in shareholder awareness initiatives.

Product development costs in Q3-2008 compared to Q3-2007 decreased by $113,000 as the majority of the expenses involved in developing our new beverage model were incurred in Q3-2007 and the fourth quarter of 2007.

In addition to selling, general and administrative, the following operating expenses had significant variances on a comparative basis:

Interest and accretion was $509,000 Q3-2008 compared with $25,000 for Q3-2007, an increase of $484,000 due to the date of the major debt financing completed on September 26, 2007. The Senior and Subordinated Debt was only outstanding for a several days in Q3-2007. The Q3-2008 reflects a full 3 months of interest and accretion of debt discount.

Loss on financial instrument-embedded derivative represents the adjustment made in each period to mark to fair value the call option held by the Company with respect to the Senior convertible debt. The fair market value is estimated each financial statement date using valuation models, and the fair value of the financial instrument varies based on market price of the company’s stock, volatility, credit spread, and interest rates in the economy generally. The fair value of the embedded derivative has been estimated at Nil at September 30, 2008 accordingly the loss for Q3-2008 of $1,446,000 is equivalent to the prior carrying value of the asset. The loss for Q3-2008 represents an increase in expense of $1,581,000 from Q3-2007, as there was a gain of $135,000 realized with respect to financial instruments in the comparative three month period.

One time charges in Q3-2008 were the loss on modification of the Senior Convertible debt of $657,000, and the write down of goodwill and intangible assets ($1,616,000 and $ 4,605,000 respectively). The circumstances relating to the modification of our senior debt is discussed above under “the heading “Modification of Senior Convertible Notes Payable. The circumstances relating to the write down to Nil of goodwill and intangible assets is discussed above under “Goodwill and Intangible Assets Written Off”.

Loss for the three month period ended September 30, 2008 was $9,613,000 ($0.41 per share) compared with a loss of $2,178,000 ($0.10 per share) for the comparative three months ended September 30, 2007. The increase in the loss for the period of $7,435,000 is due primarily to the factors and one-time charges discussed above.

3rd quarter report 2008

Operating Results

Nine months ended September 30, 2008 (“YTD-2008”) compared with Nine months ended September 30, 2007 (“YTD-2007”)

Sales were $7,225,000 for the nine months ended September 30, 2008 compared with $7,775,000 for the nine months ended September 30, 2007, a decrease of 7, % or $550,000. The change in sales was a result of increases in sales of $813,000 from our healthy snacks division (acquired February 2007 through the purchase of DMR Food Corporation) and an increase in sales of $919,000 from our organic baby food division (acquired May, 2007 through the purchase of My Organic Baby, Inc.). In the comparative YTD-2007 the sales of DMR was only included in consolidation for approximately 8 months, the sales of My Organic Baby were only included in consolidation for approximately 4 months, while in YTD-2008, the accounts of both divisions were included for the full nine months. Sales for the nine months ended September 30, 2008 from our beverage division were $1,915,000 compared with $4,197,000 in same period last year, a decrease of $2,282,000. The decrease in beverage sales is attributable in part to increased competition and product alternatives in the marketplace and in part to the planned strategy of transforming our beverage product offerings and production strategy as discussed above.

Cost of sales expenses were $7,473,000 for YTD-2008 compared with $6,311,000 for YTD-2007, an increase of $1,162,000 The net of sales less cost of sales, being the gross profit margin, decreased to negative $248,000 (-3%) for the nine months ended September 30, 2008 from $1,464,000 (+19%) for the same nine months in 2007, a decrease of $1,712,000. The decrease in gross profit margin is a result of a number of factors. First, lower margins can be attributed to the continued integration of our new healthy snack and organic baby product business units with our beverage units. These units have lower gross profit margin percentages than our beverage division traditionally experienced, however, they also have lower selling and marketing expenses associated with their businesses. Second, all business units are experiencing higher costs of commodities and raw materials as well as significant increases in fuel surcharges resulting in increases in costs of good sold. Third, in YTD-2008 we expensed $233,000 for the cost of a product recall from late 2007 and early 2008, and .a writedown of $730,000 with respect to expired inventory.

Selling, general and administrative expenses were $5,078,000 for the nine months ended September 30, 2008 compared with $10,629,000 for the nine months ended September 30, 2007, a decrease of $5,551,000. The line item “Selling general and administrative “ comprises the major expense grouping shown in the table below for Q3-2008 compared with Q3-2007:

	Nine months ended Sept 30, 2008	Nine months ended Sept 30,2007	Increase (Decrease)
Remuneration and payroll cost	$1,930,000	$7,605,257	($5,675,257)
Marketing programs and retail support	935,000	1,096,368	(161,368)
Professional fees	456,016	239,814	216,202
Investor relations and shareholder information	563,774	653,532	(89,758)
Insurance	143,000	148,054	(5,054)
Product Development	86,700	251,772	(165,072)
Other general and administrative	963,510	634,203	329,307

Total Selling, General & Administrative expenses	$5,078,000	$10,629,000	($5,551,000)

Remuneration and payroll costs decreased by $5,675,257 in YTD-2008 compared to YTD-2007. The largest single component of the decreased expense was in stock based compensation where the current period’s expense was lower by $3,390,000. The expense for YTD-2007 also included a one-time charge of $1,459,000 related to cancellation of a long term consulting contract, and $533,000 related to the expensing of employment agreements with former shareholders and officers of My Organic Baby. The reduced period over period expense of approximately $293,000 is substantially all due

3rd quarter report 2008

to the cost savings realized in the final three months of the current (2008) period by combining management and administration of all three divisions in Vaughan, Ontario.

Marketing programs and retail support expenses related to our beverage division decreased in YTD-2008 compared to YTD-2007 as a result of the planned transformation of our beverage model, which necessitated a decrease in marketing support, offset by increased spending to promote our healthy snack food and organic baby products business units.

The increase in professional fees in the first nine months of 2008 compared to the same period in 2007 was due the efforts to have a registration statement accepted by the SEC, and protracted negotiations with the holders of the Senior Convertible Notes. We have settled the claims of the Senior note holders, withdrawn our registration statement, and expensed all costs related thereto.

The decrease in investor relations costs in the first nine months of 2008 compared to the same period in 2007 relates to a planned decrease in shareholder awareness initiatives.

Product development costs in the first nine months of 2008 compared to the same period in 2007 decreased as the majority of the expenses involved in developing our new beverage model were incurred in the latter part of 2007.

Other general and administrative expenses increased due to the transition of the beverage division to Vaughan, and are expected to decrease in future periods.

In addition to selling, general and administrative, the following operating expenses had significant variances on a comparative basis:

Interest and accretion was $1,930,000 for YTD-2008 compared with $28,000 for YTD-2007, an increase of $1,920,000 due to the date of the major debt financing completed on September 26, 2007. The Senior and Subordinated Debt was only outstanding for a several days in YTD-2007. The YTD-2008 reflects a full 9 months of interest and accretion of debt discount.

Loss on financial instrument-embedded derivative represents the adjustment made in each period to mark to fair value the call option held by the Company with respect to the Senior convertible debt. The fair market value is estimated each financial statement date using valuation models, and the fair value of the financial instrument varies based on market price of the company’s stock, volatility, credit spread, and interest rates in the economy generally. The fair value of the embedded derivative has been estimated at Nil at September 30, 2008 accordingly the loss for YTD-2008 of $1,446,000 is equivalent to the prior carrying value of the asset. The loss for YTD-2008 represents an increase in expense of $1,581,000 from Q3-2007, as there was a gain of $135,000 recorded with respect to financial instruments in the comparative nine month period.

One time charges in YTD-2008 were the loss on modification of the Senior Convertible debt of $657,000, and the write down of goodwill and intangible assets ($1,616,000 and $ 4,605,000 respectively). The circumstances relating to the modification of our senior debt is discussed above under “the heading “Modification of Senior Convertible Notes Payable. The circumstances relating to the write down to Nil of goodwill and intangible assets is discussed above under “Goodwill and Intangible Assets Written Off”.

Loss for the nine months ended September 30, 2008 was $16,068,000 ($0.68 per share) compared with a loss of $9,947,000 ($0.51 per share) for the comparative period ended September 30, 2007. The increase in the loss for the period of $6,121,000 is due primarily to the factors discussed above.

3rd quarter report 2008

Selected Annual Information
($ in thousands, except per share data)
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Total revenue	$10,623	$7,462	$8,712
Net loss	12,796	8,247	6,069
Basic and diluted loss per share	0.63	0.82	1.06
Total assets	22,178	9,093	6,259
Long term debt	9,955	-	1,501
Cash dividends paid (Preferred Shares)	-	94	-

Total revenue has been reclassified in the above presentation for all comparative periods to give effect to the presentation adopted with EIC-156, whereby vendor and reseller sales incentives are deducted from gross sales.

The following is a summary of quarterly results of the Company for the eight most recently completed financial quarters ended September 30, 2008.( fix table)

Amounts in Accordance with
Canadian GAAP (unaudited)
($ in thousands, except per share	2008	2008	2008	2007	2007	2007	2007	2006
data)	30–Sept	30-Jun	31-Mar	31-Dec	30-Sept	30-Jun	31-Mar	30-Dec

Sales	2,285	2,534	2,407	2,848	3,312	2,996	1,467	1,065
Cost of sales	2,129	2,242	2,140	2,901	2,778	2,422	1,111	1,023
Cost of Product Recall & Inventory
write down	730	323	(89)
Gross profit	(574)	(31)	356	(53)	534	574	356	42
Selling, general and administrative
expenses	358	1,105	3,322	2,839	2,444	5,590	1,881	1,727
Amortization of Capital and
Intangible assets	217	351	296	22	38	6	6	(62)
Interest Income	(54)	(43)	(89)	(108)	(64)	(84)	(63)	4
Other, interest, gains, losses and
write-downs	9,560	633	562	(312)	294	650	746	(256)
Net Loss	(9,613)	(2,077)	(4,419)	(2,494)	(2,178)	(5,588)	(2,214)	(1,371)
Net loss per share	(.41)	(.08)	(0.19)	(0.11)	(0.10)	(0.29)	(0.12)	(0.11)
Weighted average shares
outstanding	23,720,465	23,693,955	23,586,606	20,392,029	20,809,731	19,784,680	18,836,629	12,896,845

Total revenue has been reclassified in the above presentation for all comparative periods to give effect to the presentation adopted with EIC-156, whereby vendor and reseller sales incentives are deducted from gross sales.

Liquidity and Capital Resources

During the Nine month period ended September 30, 2008 the Company’s cash position decreased by $6,653,000, from $8,786,000 at December 31, 2007 to $2,133,000 at September 30, 2008.

We continue to experience operating losses and will be required to draw down our cash reserves accordingly. It is likely that additional equity or other forms of financing will need to be raised to support operations into 2009 and to pay interest on our Senior Convertible Notes. We have limited significant sources of financing, such as term debt facilities, available to us at this time.

At September 30, 2008, our liabilities relating to operations consisted primarily of accounts payable to suppliers and service providers of $3,131,000 and capital lease obligations of $130,000.

3rd quarter report 2008

The Company's total contractual obligations at September 30, 2008 were $19,762,000 (this amount is significantly larger than the Company’s legal obligations due to accounting methods utilized to value its convertible notes) and were comprised of various types of debt instruments, including consulting contracts, and operating leases. See section above entitled “Convertible Notes” for further information.

	Payments Due by period (12 months ending) September 30

Contractual Obligations
($ in thousands, except per share	Total	2009	2010	2011	2012	2013	2014and
data)							thereafter

Senior convertible note payable	12,518	842	1,053	10,623

Subordinate convertible note	6,855	234	234	234	234	234	5,684
payable
Operating leases (office equipment
and premises)	389	65	78	82	82	-	-

Total Contractual obligations	19,762	1,141	1,365	10,939	316	316	5,684

Potential contractual obligations

Under the revised terms of the acquisitions of DMR and MOB , the Company has agreed to either issue additional shares (provided stipulated volume trading quantities are being met) or pay in cash any shortfall with respect to 370,279 of the above shares issued in connection with the acquisitions. The shortfall is measured as the difference between the proceeds received from any shares sold plus the value of shares still owned at March 19, 2009, and $1,050,000. Based on the quoted market value of $0.78 for the Company’s stock at September 30, 2008 and information available to the Company with respect to the number of shares sold and proceeds obtained, it is estimated that the Company may be required to issue up to an additional 975,000 shares to satisfy its guarantee, or in the event trading volume thresholds are not being met at that time, pay up to an additional $760,000 to the vendors.

At November 24, 2008, our issued share capital was comprised of the following:

  23,840,545 common shares;
  1,600,000 Variable Multiple Voting Shares.
  Nil Class A Preferred Shares.
  Nil Class B Preferred Shares
  Nil Class C Preferred Shares

In addition, at November 24, 2008 there are 3,701,487 common shares issuable upon exercise of outstanding stock options at exercise prices ranging from $1.00 to $13.25 and 11,193,495 common shares issuable upon exercise of outstanding share purchase warrants at exercise prices ranging from $1.25 to $3.25 per share.

The shareholders on October 28, 2008 approved the creation of a new class of preferred shares (Class C Preferred Shares) to be issued to BG Capital upon BG Capital returning to the Company, for surrender and cancellation, all of its Variable Multiple Voting Shares. BG Capital holds all of the Variable Multiple Voting Shares issued by the Company, and has the right, but not the obligation to effect the conversion of the Variable Multiple Voting shares into Class C Preferred shares. The new class of preferred shares would give BG Capital the right to convert all of these new preferred shares into 6,000,000 common shares upon the Company having extinguished all of its obligations under its existing senior

3rd quarter report 2008

convertible notes in the amount of $9,360,000 USD. Upon issuance of the new class of preferred shares to BG Capital, the Company proposes to eliminate the existing class of Variable Multiple Voting Shares.

The proposed Class C Preferred Shares will rank equally with the Common Shares, with respect to dividends and rights on liquidation. With regard to voting, each Class C Preferred Share shall entitle the holder to have one vote for each share held. The holder of Class C Preferred Shares shall have the right to convert such shares, in whole, into common shares on the basis of one common share for each Class C Preferred Share converted. As a result, the maximum number of common shares to be issued to the holder of the Class C Preferred Shares on conversion will be 6,000,000. The right to convert the Class C Preferred Shares shall not vest until the all of the Company’s obligations to make payments in shares or cash, or grant conversion rights, with regards to principal payments, interest payments or any other required payments or similar obligations, pursuant to the $9,360,000 USD in senior convertible notes issued by the Company on or about September 26, 2007, have been extinguished.

Critical Accounting Estimates

Going concern

The accompanying consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $16,068,000 for the nine months ended September 30, 2008 (September 30, 2007 - $9,947,000). At September 30, 2008 it has working capital of $2,221,000 (September 30, 2007 - $11,379,000). Operations for the nine months ended September 30, 2008 have been funded primarily from cash reserves raised by the issuance of capital stock and convertible notes in prior fiscal years. Management believes its current working capital is sufficient to maintain operations until the second quarter of next year.

Management has continued to take steps to try to improve the Company’s financial results and cash flow, primarily through the reduction of selling and administration expenses beginning in the second quarter of 2008. The Company’s ability to continue operations is contingent on its ability to obtain new financing. Management believes that it will be able to secure the necessary financing, however, there is no assurance that management will be successful in achieving these objectives.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Intangibles, Long-lived Assets and Goodwill

We assess the impairment of goodwill on an annual basis and identifiable intangibles and long lived-assets whenever event or changes in circumstance indicate that the carrying value may not be recoverable. Factors which could trigger an impairment review include significant underperformance relative to plan, a change in our business strategy, or significant negative industry or economic trends. When we believe that the carrying value of intangibles, long lived assets or goodwill may not be recovered based on the existence of one or more of the above indicators of potential impairment, we determine what impairment exists based on the fair value of the long lived asset as goodwill. At September 30, 2008 we wrote down the intangibles and goodwill to Nil.

3rd quarter report 2008

Financial Instruments, Capital Disclosures and Inventories – New Accounting Based Disclosure

Capital Disclosures

On January 1, 2008, the Company adopted the standard issued by the Canadian Institute of Chartered Accountants relating to capital disclosures (CICA Handbook Section 1535) The standard requires disclosure of the Company’s objectives, policies and processes for managing capital, quantitative data about what the Company regards as capital and whether the Company has complied with any capital requirements and, if it has not complied, the consequences of such noncompliance.

The Company presently does not have a self sustaining level of operations. Management is attempting to achieve positive cash flow from operations through a combination of seeking new customers for its products, increasing profit margins on all sales, and reducing costs. For the nine months ended September 30, 2008 we used an average of $600,000 per month to cover our cash shortfall on operations.

The Company considers its capital to comprise senior convertible debentures, subordinated convertible debentures, and shareholders’ equity. The carrying value (net book value) of these components at September 30, 2008 and December 31, 2007 are as follows.

Senior convertible debt $5,194,000 (December 31, 2007 - $4,365,000)

Subordinated convertible debt $1,042,000 (December 31, 2007 - $1,077,000)

Shareholders’ equity ($2,555,000) (December 31, 2007 - $12,223,000)

Total capital $3,681,000 (December 31, 2007 - $17,665,000)

The face (principal) value of the senior convertible debt is $9,360,000 and the face (principal) value of the subordinated convertible debt is Cdn$ 2,450,000. The difference between the net book value and the face value represents the value attributed to the warrants issued with the senior financing, and the conversion options associated with both the senior and subordinated debt, in accordance with Canadian generally accepted accounting principles.

Market Risk

The Company is exposed to market risk separately through commodity price risk and foreign exchange risk. Changes in earnings or cash flows based on market variable fluctuations cannot be extrapolated as the relationship between the change in the market variable and the change in fair value or cash flow may not be linear.

Commodity Price Risk

The Company has exposure to the effect of changes in supplier prices for its raw materials. To mitigate the risk of commodity price increases, management attempts to maintain a prudent degree of flexibility in its sales commitments to allow it a degree of opportunity to pass on market price increases to its customers and therefore preserve its profit margin. As the Company has a significant proportion of its sales volume to a small number of buyers having much greater economic influence than the Company, the ability to pass on increases in a timely manner to minimize loss of profit is not always possible.

3rd quarter report 2008

Foreign Exchange Risk

The relationship between the Canadian and US dollars affects financial results as a substantial volume of our purchases are sourced in the United States and payable in US dollars while the majority of our sales are in Canada and receivable in Canadian dollars. As this has the same economic effect as a commodity price increase, management attempts to pass on any increased costs in the same manner and with the same practical constraints.

Counterparty Credit Risk

The Company’s maximum credit risk at September 30, 2008 is the fair value of its cash and accounts receivable. It maintains the majority of its cash and cash equivalents on deposit with a major Canadian chartered bank, with the remainder at an established United States regional bank. The Company considers the creditworthiness of its customers prior to extending credit and monitors accounts due to it as a regular routine of its business. Periodically the company has concentrations of credit extended to a small number of customers by virtue of the concentration of sales to such.

Liquidity Risk

The Company faces a high risk of a liquidity crisis as discussed in the above Notes titled “Going Concern” and “Capital Disclosures”. The Company is currently able to service its financial liabilities arising from operations and make interest payments as required on its long term debt. It’s senior convertible debt is denominated in US dollars while the majority of the Company’s operating cash receipts are in Canadian dollars. The senior debt principal does not mature until September 2011. Interest payments are approximately US $842,000 per annum. For every $0.01 decrease in the value of its operating currency (Cdn $), the effective cost of the interest increases by approximately $13,000.

Interest rate risk

The Company’s material financial liabilities are fixed as to interest rate accordingly the Company is not exposed to risk in the event of changes in market interest rates.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the fair market value of stock options and the carrying value of and land and water sources. Actual results could differ materially from those estimates.

3rd quarter report 2008

Legal Proceedings

Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims are not likely to have a material adverse effect on the Company’s future operations or financial position.

Stock Exchange

The shares of the Company trade in the United States on the OTC Bulletin Board under the trading symbol “CCBEF”.

Corporate Governance

Clearly Canadian believes that quality corporate governance is essential to ensuring effective management of our Company. Clearly Canadian’s corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is (1) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and (2) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Under the supervision and with the participation of our management, including our Chief Executive Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were not effective at a reasonable assurance level as of September 30, 2008 due to a material weakness discussed below related to a formal Disclosure Committee. However, the material weakness will be remediated in the future.

Management, including our Chief Executive Officer, does not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate

3rd quarter report 2008

because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Internal Control over Financial Reporting

Management is responsible for certifying the design of our internal control over financial reporting as required by Multilateral Instrument 52-109 – “Certification of Disclosure in Issuers Annual and Interim Filings”. Our internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principals (GAAP). Our internal control over financial reporting includes those policies and procedures that establish the following:

• maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of our assets;
• reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP;
• receipts and expenditures only being made in accordance with authorizations of management and the Board of Directors; and
• reasonable assurance regarding prevention or timely detection of unauthorized collection, use or disposition of our assets that could have a material effect on the financial statements.

Management, under the supervision and with the participation of our Chief Executive Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework.

Our Independent Registered Public Accountants have not issued an attestation report on our internal control over financial reporting pursuant to the temporary rules of the U.S. Securities and Exchange Commission that permit us to provide only management's report for the year ended December 31, 2007.

A material weakness in internal control over financial reporting is defined by the Public Company Accounting Oversight Board’s Audit Standard No.5 as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Also, the effectiveness of our internal control over financial reporting is subject to the risk that controls may become inadequate because of changes in condition, or that the degree of compliance with the policies or procedures may deteriorate.

Our management identified a material weakness in that we do not have a formal Disclosure Committee. The purpose of the Disclosure Committee is to assist the senior officers in fulfilling their responsibility to oversee the accuracy, completeness and timeliness of the disclosures made by the Company. Due to a corporate reorganization which included changes within the Board of Directors, the relocation of the Vancouver office and subsequent changes in management, the Disclosure Committee was delayed until 2008. Although a formal process of a Disclosure Committee has not been set up, the Board of Directors and CEO do approve company disclosures. The Company intends to establish a formal Disclosure Committee in the future.

With the exception of the identification of the deficiency as discussed above, during the fiscal quarter ended September 30, 2008, there has been no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act) that have materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

3rd quarter report 2008

Note Regarding Forward-Looking Statements

Statements herein that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, and changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and its production distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.